Exhibit 2.4

Asset Purchase Agreement

This Asset Purchase Agreement (''Agreement'') is made and entered into as of this 27th day of June, 2013, by and among Metro Medical Services, Inc., Metro Medical Management Services, Inc.(“Seller”), a New York Corporation with its principal office situated at 110 East 23rd Street, #600, New York, NY 10010, Terry Sonterre a natural person residing at 599 McDonough Street, Brooklyn, New York 11233 (“Shareholder” or “Mr. Sonterre”,) and Medical Transcription Billing, Corp., a Delaware corporation with its principal office situated at 7 Clyde Road, Somerset, New Jersey 08873 (“Buyer” or “MTBC”).

RECITALS:

A. Seller is engaged in the business of providing medical billing and related services to medical providers;

B. Buyer desires to purchase from Seller certain assets of Seller pursuant to the terms set forth in this Agreement; and

C. Seller desires to sell such assets to Buyer, pursuant to the terms set forth in this Agreement.

NOW, THEREFORE in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged and conclusively established, the parties agree as follows:

Agreement

1	Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below. These definitions shall apply equally to both the singular and plural forms of the terms defined.

1.1	“Agreement" shall mean this Asset Purchase Agreement.

1.2	“Assets” shall have the meaning set forth in Section 2, which is entitled “Transfer of Specified Assets.”

1.3	“Balance Payments” shall have the meaning set forth in Section 2.5, which is entitled “Time and Manner of Payment.”

1.4	“Buyer” shall mean MTBC.

1.5	“Claims” shall mean all demands, claims, actions, causes of action, assessments, complaints, directives, citations, information requests issued by government authority, legal proceedings, orders, notices of potential responsibility, losses, all damages of whatever nature (including, without limitation, diminution in value and lost profits), liabilities, sanctions, costs and expenses, including, without limitation, interest, penalties and attorneys' and experts' fees and disbursements.

1.6	“Client” shall mean each healthcare provider or entity identified in Exhibit A.

1.7	“Closing” shall have the meaning set forth in Section 2.9, which is entitled “Closing.”

1.8	“Closing Date” shall have the meaning set forth in Section 2.9, which is entitled “Closing.”

1.9	“Disclosure Schedule” shall mean Seller’s disclosure schedule, which is attached as Exhibit B.

1.10	“Dollars” shall mean US dollars.

1.11	““Effective Date” shall mean the date upon which this Agreement takes effect, specifically, 5:00 pm (EST), June 30, 2013.

1.12	Excluded Assets” shall have the meaning set forth in Section 2.1.2, which is entitled “Excluded Assets.”

1.13	“Execution Date” shall mean the date upon which this Agreement is executed by the final signatory to the Agreement.

1.14	“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, together with all related rules, revisions, updates, amendments and regulations including the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH),.

1.15	“Included Assets” shall have the meaning set forth in Section 2.1.1, which is entitled “Included Assets.”

1.16	“Indemnified Parties” shall have the meaning set forth in Section 8, which is entitled “Indemnification.”

1.17	“Instruments of Transfer” shall mean the following, which shall be in a mutually agreeable form: (i) Bill of Sale; (ii) Assignment and Assumption Agreement; and (iii) such other good and sufficient instruments of conveyance, transfer and assignment as shall be necessary to vest in Buyer all right, title and interest in and to the Assets.

1.18	“Intellectual Property” shall mean all business names, patents and patent applications, brand names, brand marks, fictitious names, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, logos, designs, slogans and general intangibles of like nature, together with all goodwill related to the foregoing; trade names, copyrights, copyright registrations and applications, computer programs; technology, trade secrets, know-how, confidential information, proprietary processes and formulae.

1.19	''Liabilities'' shall mean debts, Liens, liabilities, commitments, obligations, duties and responsibilities of any kind and description, whether absolute or contingent, monetary or non-monetary, direct or indirect, known or unknown, matured or unmatured, or of any other nature.

1.20	''Lien'' shall mean any security interest, lien, mortgage, charge, pledge, equitable interest or encumbrance of any nature and in the case of securities any put, call or similar right of a third party with respect to such securities.

1.21	''Litigation'' shall mean any litigation, legal action, action, arbitration, proceeding, demand, claim or investigation involving Seller, Seller’s employees, Shareholder, officers or agents relating to Seller’s business operations, Assets or Liabilities.

1.22	“Material Adverse Effect” shall mean, any event, act, occurrence, or change in facts, conditions or other change or effect which has resulted or could reasonably be expected to be materially adverse to any of the following: the Company, its business, its prospects, operations or results of operations, the condition (financial or otherwise) of the Company or any material asset (including, without limitation, any Material Contract). For purposes hereof, an event, occurrence, change in facts, conditions or other change or effect which has resulted or could reasonably be expected to result in a suit, action, charge, claim, demand, cost, damage, penalty, fine, liability or other adverse consequence of at least $5,000 shall be deemed to constitute a Material Adverse Effect.

MTBC and Metro Medical Management Service, Inc. APA

1.23	“Medical Billing Agreement” shall mean each of the medical billing agreements, which are itemized and described in Exhibit C annexed hereto.

1.24	“Medical Billing Services” shall mean any and all actions relating to the management of a healthcare provider’s revenue cycle or practice including, without limitation, enrollment, credentialing, claims submission, claims follow-up, medical collections, eligibility verification, patient billing, revenue cycle analysis and consultation, together with the provision of related practice management services or products including, without limitation, electronic medical record software, office scheduling software, transcription services, coding services, medical collections and practice consultation.

1.25	“MTBC” shall mean Medical Transcription Billing, Corp., a Delaware corporation with its principal office situated at 7 Clyde Road, Somerset, New Jersey 08873.

1.26	“Shareholder” shall mean Terry Sonterre, a natural person residing at 599 McDonough Street, Brooklyn, New York 11233; who is not a “party” to this Agreement.

1.27	“Payer” shall mean a commercial health insurance company, managed care organization, ERISA plan, Medicare, Medicaid, Charity Care, or other governmental or commercial entity that provides reimbursement to healthcare providers relative to healthcare services performed for the benefit of patients.

1.28	“Post-Closing Period” shall mean that period of time beginning immediately after the Closing and continuing in perpetuity.

1.29	“PHI” shall mean that information which is designated as “protected health information” by HIPAA.

1.30	“Purchase Price” shall have the meaning set forth in Section 2.4, which is entitled “Consideration.”

1.31	“Seller” shall mean Metro Medical Management Services, Inc., a New York corporation its principal office situated at 110 East 23rd Street, #600, New York, NY 10010.

1.32	“Taxes” shall mean all taxes, charges, fees, duties, levies, penalties or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, use, transfer, license, payroll, withholding, social security, franchise, gains, built in gains, unemployment insurance, workers' compensation, employer health tax or other taxes, imposed by any governmental authority and shall include any interest, penalties or additions to tax attributable to any of the foregoing including, without limitation, any liability for Taxes as a transferee or successor, by contract or otherwise.

1.33	''Tax Return'' shall mean all returns, declarations, reports, forms, estimates, information returns, statements or other documents (including any related or supporting information) filed or required to be filed with or supplied to any governmental authority in connection with any Taxes.

1.34	“Transactions” shall mean any and all transactions contemplated by this Agreement.

1.35	“Transition Plan” shall have the meaning set forth in Section 3.2, which is entitled “Development of Transition Plan.”

MTBC and Metro Medical Management Service, Inc. APA

2	Transfer of Specified Assets.

2.1	The Assets. For the Purchase Price, and on the terms and conditions set forth below, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer and set over unto Buyer, all right, title and interest in and to certain tangible and intangible assets of Seller (the ''Assets''), as further described herein.

2.1.1	Included Assets. The Assets consist of: (a) all of Seller’s rights and remedies, as of and from the Effective date, concerning each Medical Billing Agreement as specified in Exhibit C attached hereto and made a part hereof; (b) all goodwill of Seller; (c) all software programs and/or applications owned by Seller (including any associated licenses which are assignable); and (d) all Intellectual Property of Seller as described on Schedule XX annexed hereto, including all right, title and interest in and to the name “Metro Medical Management Services, Inc..”

2.1.2	Excluded Assets. The Assets shall not include any of the following: (a) any furniture, computers, servers, office equipment or other real or personal property; (b) all of Seller’s accounts receivable for those invoices issued for work performed as of the Effective Date; or (c) any other assets other than those set forth in Section 2.1.1, which is entitled “Included Assets.”

2.2	Non-Assumption of Liabilities. Except as expressly provided in the following Section 2.2.1, Buyer shall not: (i) assume or have any responsibility whatsoever with respect to any obligations, debts, Liens, Tax obligations, or Liabilities of Seller or any other individual or entity, regardless of amount, character or description, or whether accrued, contingent or otherwise; (ii) take Seller’s Assets subject to any existing Liabilities, Liens, Tax obligations, debts, accounts payable, Claims, demands or other contracts or obligations entered into or incurred by Seller or any other individual or entity; and (iii) have any liability whatsoever for any of the Liabilities, Liens, Tax obligations, debts, accounts payable or other contracts, obligations, Claims, debts or demands of or against Seller or any other individual or entity, which arise from Seller’s business operations, personal matters, ownership or sale of the Assets or otherwise.

2.2.1	Post-Closing Liabilities. Notwithstanding the foregoing, Buyer shall be solely responsible for performing Seller’s claim follow-up obligations under the Medical Billing Agreements that arise or accrue from and after the Closing Date, at no cost to Seller. Buyer shall also be responsible for any Liabilities or Claims arising from its own actions or omissions from and after the Closing Date relative to the Medical Billing Agreements or other Assets. Additionally, Buyer and Seller may agree to execute a leaseback agreement (“Leaseback”) that will outline each party’s post-closing obligations regarding certain transitional matters, including, but not limited to software licenses, employees and facility rent.

2.3	Instruments of Transfer. The sale, conveyance, assignment, transfer and delivery of the Assets will be effected by Seller’s delivery to Buyer of the Instruments of Transfer, together with such other good and sufficient instruments of conveyance, transfer and assignment as shall be necessary to vest in Buyer all right, title and interest in and to the Assets, free of any Liabilities, Claims or Liens

2.4	Consideration. The consideration for the Assets, covenants and other terms of this Agreement shall be One Million Five Hundred Thousand ($1,500,000.00) Dollars.

2.5	Time and Manner of Payment. The Purchase Price shall be payable as follows: An initial payment of Two Hundred Seventy Five Thousand dollars ($275,000.00) shall be paid by wire transfer at the closing per directions provided by Seller, and the balance shall be paid in the manner set forth in the “Promissory Note” annexed hereto.

2.6	Escrow. Intentionally deleted.

2.7	Purchase Price Adjustment. Intentionally deleted.

MTBC and Metro Medical Management Service, Inc. APA

2.8	New Account Referrals. Buyer agrees to pay Mr. Sonterre a referral fee (“Referral Fee”) equal to thirty-three and one-third percent (33.3%) of the first twelve (12) months revenue received by MTBC from each Referred Provider relative to its performance of medical billing services. Referred Provider shall mean an individual or entity that provides health care services to patients within the United States of America and that, as a result of Mr. Sonterre’s efforts, as determined by Buyer’s sole discretion, has executed an MTBC Service Agreement – Practice Pro™ (i.e., 5% fee for 1 year) with MTBC within one (1) year of Closing.

2.9	Closing. The closing contemplated herein shall take place at a location mutually agreed upon by the Parties (''Closing''), no later than 3pm, on the 26th day of June, 2013 (the ''Closing Date''), or at another place and time mutually agreed upon by the parties.

3	Transition Assistance.

3.1	Generally. From and after the Execution Date, Seller shall employ its best efforts to assist Buyer in the planning and implementation of a smooth and complete transfer of the Assets to Buyer.

3.2	Development of Transition Plan. From and after the Execution Date, the parties shall employ their best efforts to develop a mutually agreeable transition plan (“Transition Plan”) and schedule for the migration of all data, transfer of all critical business and Client information (e.g., A/R details, standard operating procedures, provider details, payer website usernames and passwords, etc.) and transfer of the Client relationships to Buyer. The parties contemplate that the Transition Plan will require Seller to take certain actions, both before and after the Closing Date, which are aimed at ensuring that all Clients and Assets are smoothly transitioned to Buyer and that the Client relationships remain intact. This Transition Plan will also discuss the need, if any, to retain a select group of Seller’s existing employees and their respective post-Closing roles.

4	Representations and Warranties of Seller. Except as set forth in the applicable section of the Disclosure Schedule, which is annexed and is a part hereof, Seller and Shareholder hereby warrant and represent as follows:

4.1	Corporate Organization and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of New York. Seller does not have any subsidiaries, affiliates, or any ownership interest in any corporation, limited liability company, joint venture, partnership or other entity. Seller is duly registered to do business solely in the state of New York. Seller has the authority to carry on its business as it is now being conducted. Prior to Closing, Seller will deliver to Buyer complete and correct copies of the certificate of formation, operating agreement and all other organizational and governing documents (including any amendments thereto) of Seller.

4.2	Shareholder of Seller. Terry Sonterre is the sole Shareholder of Seller.

4.3	Debts, Liabilities, Claims and Liens. Seller has good and marketable title to the Assets, free and clear of mortgages, Liens, Tax obligations, Claims, Liabilities, pledges, charges, encumbrances, leases, conditional sales contracts, covenants, conditions or restrictions. Seller shall, at its sole cost and expense, satisfy or otherwise resolve any and all debts, Claims, Tax obligations, Liens or Liabilities with respect to the Assets and Seller shall hold Buyer harmless and indemnify Buyer against any liability regarding same.

MTBC and Metro Medical Management Service, Inc. APA

4.4	Medical Billing Agreements. Prior to Closing, Seller will provide Buyer with true, correct and complete copies of each Medical Billing Agreement, and by executing this Agreement Buyer acknowledges that it has had an adequate opportunity to review all of Seller’s Medical Billing Agreement. Seller represents that every Client has executed a Medical Billing Agreement and that each Medical Billing Agreement is legal, valid and in full force and effect as of the date hereof and that neither Seller, nor any other party thereto is in breach of or in default of the same. Seller further warrants and represents that each Medical Billing Agreement, as written, contains all of each of the party’s rights, responsibilities and obligations thereunder and all promises and commitments made by each of the parties with respect thereto. Seller represents that neither it nor he has made any commitments, warranties or representations relative to the performance of Medical Billing Services other than those set forth in the Medical Billing Agreements. Seller further warrants and represent that no current Client has indicated during the past twelve months either formally through a written notice of breach or termination, or informally through an oral or other type of communication that Seller is in breach relative to any Medical Billing Agreement.

4.5	No Approvals or Conflicts. Neither the execution, delivery nor performance by Seller of this Agreement, nor the consummation by Seller of the Transactions contemplated hereby will (a) violate, conflict with or result in a breach of any provision of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the termination of, or accelerate or alter in any way the performance required under any agreement (including the Medical Billing Agreements) or result in the creation of or give any party the right to create any Lien on any of the Assets, (b) violate HIPAA or any other statute, rule, regulation or other law applicable to Seller, Buyer or the Assets; or (c) require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental authority or other third party in connection with the execution, delivery and performance of this Agreement by Seller or to enable Buyer to take title to the Assets, exercise control over the Assets or provide Medical Billing Services to the Clients.

4.6	Litigation. There is no threatened, potential, contemplated, pending, or existing adverse Litigation, Claim, audit or governmental investigation involving Seller, Shareholder, any Client or any of the Assets which has not been disclosed to Buyer.

4.7	Financial Statements. Upon Buyer’s request, Seller covenants to cooperate with Buyer (pre-Closing and post-Closing) by producing any documents or financial statements that are requested by Buyer or any governmental entity, agency or commission. This covenant shall survive the closing date for Five (5) years. Seller may comply with the obligations set forth in this Section by storing its relevant records with a commercial records storage company which has been in business for not less than five years and providing Buyer with the ability to retrieve such records upon Buyer’s request to the storage company.

4.8	Absence of Certain Changes or Events. During the last Twenty-Four (24) months, there have been no developments or events which have had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect upon Seller or any of the Assets.

4.9	Taxes and Tax Returns. The Assets are not and will not on the Closing Date subject to any Liens, Claims, security interests or other encumbrances arising as a result of any Taxes due for any period prior to the Closing Date. If any such Taxes remain due and owing at Closing, Buyer shall have the right to proceed to Closing and pay the Taxes directly from the Purchase Price.

4.10	Bulk Sales Act, et al. There are not any creditors who have a valid right to object to the transfer of the Assets under any applicable Bulk Sales Act, the Uniform Commercial Code, or any other law.

MTBC and Metro Medical Management Service, Inc. APA

4.11	Reliance. Seller is not relying upon Buyer’s analysis (or the analysis of Buyer’s officers, employees, agents or consultants) regarding the value of the Assets or the advisability of entering into this Agreement. Seller and Mr. Sonterre have had the opportunity to seek independent professional advice, including financial advice and legal counsel, with respect to any and all aspects of this Agreement and have either done so or deliberately chosen not to do so.

4.12	Broker’s Fees. Buyer has retained a broker and shall be held liable for brokerage fees to same. Seller and Buyer shall each indemnify and hold the other harmless from and against any and all claims, demands, causes of action, debts or liabilities arising out of or on account of a claim by any broker, finder, investment banker or agent that he, she or it is entitled to a commission or fees as a result of being retained or used by the other party.

4.13	Legal Compliance. Seller is presently in compliance, and will continue to be in compliance as of the Closing Date, with all laws applicable to Seller and Seller’s business. Seller has not received any notice of any investigation, audit or violation of any applicable federal, state or local statute, regulation or Payer rule or requirement.

4.14	Full Disclosure. No representation or warranty provided herein by Seller, or information supplied by Seller to Buyer, or omission of relevant fact by Seller is false or misleading with respect to any material fact.

5	Covenants of Seller. Seller covenants that from the date of this Agreement until the Closing Date:

5.1	Buyer’s Access to Premises and Information. Buyer and its counsel, accountants, and other representatives have had and will continue to have full access during normal business hours to all properties, books, accounts, records, financial statements, Tax Returns, governmental filings, contracts, Clients, Medical Billing Agreements, and other documents of or relating to Seller or any representations and warranties made by Seller. Seller shall furnish or cause to be furnished to Buyer all data and information concerning Seller’s business, Clients, finances, Liabilities, Assets and other relevant matters that may be requested by Buyer.

5.2	Conduct of Business in Normal Course. Until the Closing occurs, Seller: shall (i) operate its business diligently in the ordinary course, (ii) not take or permit any action which would result in a material breach of any representation, covenant or warranty made or given by Seller herein, and (iii) not modify, amend, cancel or terminate any of the Medical Billing Agreements without Buyer’s prior written approval.

5.3	No Changes. All representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the Closing Date, and Seller shall have performed and satisfied all representations, warranties, covenants, conditions and agreements required or contemplated by this Agreement to be performed and satisfied by it on or prior to the Closing. If any material changes occur between the Execution Date and Closing Date, Seller shall immediately provide written notice of same to Buyer.

5.4	New Transactions. Seller shall not, without Buyer’s prior written consent, which shall not be unreasonably withheld, enter into any new agreements or sell or dispose of any of the Assets prior to the Closing Date.

5.5	Non-Compete. At the Closing, Mr. Sonterre shall execute a Non-Compete Agreement in the form annexed hereto as Exhibit D.

6	Representations, Warranties and Covenants of Buyer.

6.1	Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

MTBC and Metro Medical Management Service, Inc. APA

6.2	Corporate Authority. Buyer has full corporate power and authority and contractual right and authority to enter into this Agreement and to purchase the Assets and has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, the purchase of the Assets in accordance with its terms and the performance of the obligations of Buyer hereunder, except as otherwise provided for herein. This Agreement has been duly executed by an authorized officer of Buyer and constitutes the legal, valid and binding obligation of Buyer.

6.3	Corporate Actions. Buyer will take any and all appropriate company actions that are necessary to facilitate and support the Transactions and all Buyer’s covenants, representations and warranties set forth in this and all related agreements.

6.4	PHI. Buyer specifically acknowledges and agrees to preserve, in accordance with applicable laws, the confidentiality of the PHI in any records transferred to Buyer by Seller.

6.5	No Changes. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date, and Buyer shall have performed and satisfied all representations, warranties, covenants, conditions and agreements required or contemplated by this Agreement to be performed and satisfied by it on or prior to the Closing. If any material changes occur between the Execution Date and Closing Date, Buyer will immediately provide notice of same to Seller.

7	Conditions Precedent. Each party’s obligation to proceed to Closing is subject to its respective conditions precedent as set forth below. A party may waive a condition precedent, but only by doing so unequivocally and in writing.

7.1	Conditions to Buyer’s Obligations. Buyer's obligation to purchase is expressly conditioned on the following conditions precedent:

7.1.1	Consents. To the extent that Buyer requests consents, assignments, terminations, approvals, authorizations, or waivers from governmental authorities (if any), Clients and third parties: (i) to effect the Transactions contemplated hereby, (ii) to permit Buyer to accept title to, utilize and assume the Medical Billing Agreements, (iii) to permit Buyer to assume each and every Asset, Seller shall provide the requested documents. Buyer shall obtain and file a certificate of doing business in New York as well as obtaining appropriate sales tax or other identification numbers from the New York State Department of Taxation and Finance.

7.1.2	Representations, Warranties and Covenants of Seller. Every representation, covenant and warranty of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date, and Seller shall have provided Buyer with a sworn certificate to such effect.

7.1.3	Corporate Resolutions. Seller shall have provided Buyer with certified copies of Seller’s corporate resolutions authorizing the Transactions and Shareholder approval thereof.

7.1.4	Certificate of Good Standing. Seller shall have provided Buyer with a Certificate of Good Standing from the New York State Department of State.

7.1.5	Name Change and Transfer of Marks. Seller shall have filed a corporate change of name immediately after Closing. If Seller shall have previously registered any trademark, trade name or trade style with the United States Patent Office, it will execute appropriate assignment documents provided by Buyer with respect to such registered trademark(s), trade name(s) or trade style(s). Buyer shall be responsible for filing such forms and paying any relevant filing fees.

7.1.6	Performance. Seller shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed or satisfied by Seller on or before the Closing Date.

MTBC and Metro Medical Management Service, Inc. APA

7.1.7	Absence of Litigation or Investigation. There shall be no pending or threatened potential, contemplated or existing adverse Litigation, Claim, audits or governmental or regulatory actions involving Buyer, Seller, Shareholder, any Client, any Asset or any term of this Agreement or the transactions described herein.

7.1.8	Tax Clearance. Seller shall have delivered to Buyer proof that all payroll and business tax returns which were due prior to Closing will have been filed and all taxes sue will have been paid. Seller warrants that it will file all returns and reports for all periods of time through the closing date when such returns and reports are due and will pay all taxes and fees showed to be due and owing.

7.1.9	Employment/Consulting Agreement. At Closing, Terry Sonterre shall have executed an employment or consulting agreement in the form annexed hereto as Exhibit E.

7.1.10	No Material Change. During the period prior to and through the Closing Date, there shall not have been any material adverse changes to the Assets and all Medical Billing Agreements shall remain in full force and effect.

7.2	Conditions to Seller's Obligations. Seller's obligation to sell is expressly conditioned on each of the following:

7.2.1	Representations, Warranties and Covenants of Buyer. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date, and Buyer shall have performed and satisfied all covenants, conditions and agreements required or contemplated by this Agreement to be performed and satisfied by it on or prior to Closing.

8	Indemnification.

A.          Seller shall indemnify, defend, and hold harmless the Buyer, its successors, assigns, directors, officers, employees, attorneys and agents, (collectively, the “Indemnified Parties”), from and against any Claims or Liabilities that an Indemnified Party may suffer as a result of: (i) a material breach by Seller of any representation or warranty made to Buyer or for Buyer’s benefit in this Agreement; (ii) any transferee liability to Seller as a result of its purchase of any Asset; (iii) any action or omission by Seller accruing prior to Closing; (iv) any material inaccuracy in a representation or warranty made by Seller herein or in any document executed by Seller and delivered to Buyer in conjunction with the transaction described in this Agreement.

B.           Any claim by an Indemnified Party that he, she or it is entitled to an indemnity hereunder shall be in writing and delivered in the manner set forth in Section 12.1 of this Agreement and the same must be sent promptly upon discovery by an Indemnified Party of such a claim.

C.           If any claim for indemnity is submitted by Seller to Seller’s insurer for defense, and the same is accepted by such insurer for defense purposes, Seller will be deemed to have satisfied its obligation to defend such claim. If the claim or settled or allowed by Seller’s insurer within the limits of the relevant insurance policy, the same may be settled by the insurer or its attorneys without consent of Seller or Buyer, and such settlement will be deemed to have satisfied Seller’s obligation to the Indemnified Party(ies) who will have submitted the claim.

D.           If a claim is accepted by the insurer for defense but is not settled, if the determination of the trier of fact awards the claimant an amount within the limits of the insurance policy, payment of the verdict or allowed amount will be deemed to have satisfied Seller’s obligation to the Indemnified Party(ies) who will have submitted the claim.

MTBC and Metro Medical Management Service, Inc. APA

E.           If an insurer believes that a claim is valid, is in excess of policy limits and so notifies Seller or Buyer, the Indemnified Party(ies) may retain counsel, and if the claim is ultimately determined to be valid and is in excess of the policy limits, defense fees will be the obligation of Seller or its insurer.

F.           If no insurer agrees to defend a claim by an Indemnified Party, Buyer shall be entitled to choose counsel to defend such claim, and if the claim is ultimately determined by the trier of fact to be valid, Seller shall pay the claim and defense costs. If the claim is partially allowed, the percentage of the claim allowed shall also be the percentage of Buyer’s legal fees to be indemnified by Seller. If Buyer or its counsel settles the claim without the consent of Seller, Seller’s maximum liability for defense costs shall be fifty (50%) percent of such costs, and to the extent Seller objects to the settlement, Seller shall be entitled to bring an arbitration proceeding in the manner provided in Section 10.3.

9	Covenant not to Compete or Solicit. In accordance with Section 5.5 above, the form annexed hereto as Exhibit D shall be incorporated herein and made a part hereof.

10	Forum, Venue and Choice of Law.

10.1	Forum and Venue Selection. The parties hereto irrevocably designate the courts sitting in New York County, New York, as the exclusive jurisdiction and venue with respect to any and all actions or proceedings arising out of or relating to this Agreement and all such actions or proceedings shall be brought exclusively therein. The parties further agree not to bring any action or proceedings arising out of or relating to this Agreement or the Transactions in any other jurisdiction or venue. Each of the parties consents to the jurisdiction of the courts designated above, and waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and any bond, surety, or other security that might be required of any other party with respect thereto.

10.2	Choice of Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the State of New York, without regard to any conflict of laws principles.

10.3	Arbitration. In the event of a dispute between or among the parties arising out of the relationship created by this Agreement or any related document, the dispute shall be settled by submitting the same to a single arbitrator at the American Arbitration Association in New York, New York. The submission shall be pursuant to the commercial rules of the Association then obtaining, and the decision of the arbitrator may be confirmed as a judgment in any court of competent jurisdiction. The arbitrator may award costs and/or legal fees in her or his discretion. The remedy or solution to be provided by the arbitrator in any dispute shall be limited in any dispute as follows: (i) The arbitrator may not award punitive or exemplary damages in any event.

11	Termination. Intentionally Deleted

12	Miscellaneous.

12.1.1 Notices. Notwithstanding anything herein contained to the contrary, every notice, or other communication authorized or required by this Agreement shall be in writing and be sent by United States Registered Mail or by Certified Mail, Return Receipt Requested or by Federal Express, employing First Overnight or Priority Overnight delivery service. Seller shall be served with such notice or communication prior to the Closing at 110 East 23rd Street, #600, New York, NY 10010, Attn: Mr. Terry Sonterre, and after the closing c/o Mr. Terry Sonterre, 599 McDonough Street, Brooklyn, New York 11233. Copies of notices to Seller shall be mailed by first class mail, post paid, to E. David Irwin, Esq., Irwin, Lewin, Cohn & Lewin, P.C., 845 Third Avenue, New York, New York 10022-6620. The address to which notice or a copy of notice is required to be sent may be changed by proper notice. Notices shall be deemed given when actually received or refused. Copies of notices to Buyer shall be sent by first class mail, post paid, to MTBC, 7 Clyde Road, Somerset, New Jersey, 08873; Attention, Christine Salimbene, General Counsel.

MTBC and Metro Medical Management Service, Inc. APA

12.1.2 Any party may change its address for purposes of this paragraph by giving the other parties written notice of the new address in the manner set forth above; such change of address notice shall not be effective until seven (7) business days after the same will have been received.

12.2 Nature and Survival of Covenants, Warranties and Representations. All representations, warranties, covenants and agreements of the parties contained in this Agreement, or in any instrument, or other writing provided for in it, shall survive the Closing. Buyer’s due diligence and investigation shall in no manner or degree remove or diminish Buyer’s right to rely upon Seller’s representations, warranties and covenants set forth herein.

12.3 Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets in the manner reasonably determined by both parties’ respective advisors in accordance with controlling laws and generally accepted accounting principles and both parties shall be obligated to file Internal Revenue Service Form 8594.

12.4 Entire Agreement; Modification; Waiver. This Agreement, together with the exhibits and other instruments referred to herein, constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

12.5 Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

12.6 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.7 Severability. If any provision of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to the other persons or circumstances shall not be affected thereby and shall be enforceable to the greatest extent permitted by law.

12.8 Further Assurances. From time to time as the circumstances require, the parties hereto shall execute such additional documents or take such other further actions reasonably necessary to implement the terms of this Agreement and any related documents.

12.9 Due Diligence. Buyer shall be permitted to continue its due diligence activities though the Closing Date or such later date mutually agreed upon by the parties in writing. Through this date, Buyer may perform due diligence regarding any and all aspects of Seller’s business. The condition of Seller’s business and Assets is subject to Buyer's approval in the exercise of its sole and absolute discretion within such time period. Should Buyer be dissatisfied with the result of its inspection as provided in this Section, Buyer may terminate this Agreement in writing at any time before closing and shall be under no further obligation to Seller.

MTBC and Metro Medical Management Service, Inc. APA

12.10 Sales or Transfer Taxes. Any sales or transfer taxes on the transfer of the Assets shall be paid by Seller.

12.11 Records. Seller will be responsible for ensuring that all documentation, data, records and files relating to its business and Clients that are in its possession as of the Closing Date are appropriately maintained and safeguarded in accordance with any and all controlling obligations, contractual commitments, HIPAA or other federal, state or local laws, payer rules, or the like. Seller’s obligation under this covenant shall remain intact Post-Closing and shall continue until such duty is faithfully discharged. In the event the sale is not consummated, Buyer shall return all information provided by Seller and shall keep all such information confidential.

12.12 Unattached Exhibits. The parties acknowledge that certain exhibits and schedules to this Agreement to be prepared by Seller or Buyer have not been prepared or are incomplete at the time of execution of this Agreement. Seller and Buyer shall proceed with diligence and in good faith to prepare said exhibits and schedules and shall present same to the other party for its review and approval. All exhibits and schedules so approved shall be initialed by each party and attached to this Agreement prior to the Closing.

12.13 Interpretation. This Agreement shall not be interpreted against a party by virtue of such party's participation in the drafting of the Agreement or any provisions herein.

12.14 Authority to Bind. Each individual executing this Agreement has the actual legal authority to bind the party on whose behalf he is executing this Agreement.

12.15 Survival. All of the representations, warranties and covenants of Seller contained in this Agreement shall survive the Closing Date.

12.16 Expenses. Each of the parties shall pay its own costs and expenses incurred or to be incurred by them in negotiating and preparing this Agreement, and related documents, and in Closing and carrying out the Transactions contemplated by this Agreement.

12.17 Assignment. This Agreement shall not be assignable, in whole or in part, by either party without the prior written consent of the other party, except that Buyer may, without the consent of Seller, assign its rights and obligations under this Agreement to any corporation, firm, or other business entity of which fifty percent (50%) or more of the equity interest and voting control is owned, directly or indirectly, by, or is under common ownership of, Buyer,. In the event that the Buyer makes such an assignment, then the Buyer shall guarantee the due performance of the assignee under this Agreement.

12.18 Binding Nature. This Agreement shall be binding on and shall inure to the benefit of the parties to it and their respective heirs, legal representatives, successors, and assigns.

12.19 Death of Terry Sonterre. The death of Terry Sonterre shall not affect any obligation of Buyer hereunder or under any document executed in connection with the consummation of the transaction herein contemplated, except that any obligations of Buyer to make payments for personal services to Terry Sonterre under any employment or consulting agreement shall terminate in accordance with the provision of such agreement.

MTBC and Metro Medical Management Service, Inc. APA

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the day and year first above written.

Metro Medical Management Services, Inc.,

BY:	/s/ Terry Sonterre

Date:

Medical Transcription Billing, Corp.

BY:	/s/ Stephen A. Snyder

Date:

The undersigned, sole Shareholder of Metro Medical Management Services, Inc., in his individual capacity, and as a material inducement to Buyer to enter into this Agreement, hereby: (i) ratifies, approves and confirms the above agreement, and represents and warrants to Buyer that all of the representations and warranties of Seller herein made are true and correct; (ii) agrees to be bond by Section 5.5 of this Agreement; and (iii) agrees to be bound by Section 7.1.9 of this Agreement.

/s/ Terry Sonterre
Terry Sonterre

MTBC and Metro Medical Management Service, Inc. APA

Exhibit “A”

Clients (as defined by Section 1.6)

MTBC and Metro Medical Management Service, Inc. APA

Exhibit “B”

Seller’s Disclosure Statement (pursuant to Section1.9)

MTBC and Metro Medical Management Service, Inc. APA

Exhibit “C”

Medical Billing Agreements (pursuant to Section 1.23)

MTBC and Metro Medical Management Service, Inc. APA

Exhibit “D”

Non- Competition Agreement (pursuant to Section 5.5)

MTBC and Metro Medical Management Service, Inc. APA

Exhibit “E”

Employment Agreement – Terry Sonterre (pursuant to Section 7.1.9)

MTBC and Metro Medical Management Service, Inc. APA